Exhibit 99.1

MESOBLAST APPOINTS BILL BURNS, FORMER CHIEF EXECUTIVE OF ROCHE PHARMACEUTICALS, AS VICE CHAIRMAN

New York, USA, and Melbourne, Australia; September 1, 2016: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced that Mr William (Bill) A. Burns, former Chief Executive Officer (CEO) of Roche Pharmaceuticals, has been appointed Vice Chairman of Mesoblast. In this role, Mr. Burns will focus his considerable pharmaceutical industry expertise on activities relating to execution of major strategic partnerships and corporate transactions.

Mr Burns brings to Mesoblast extensive international commercial, business development, and operational experience in the pharmaceutical industry. From 1991-1998, he was Global Head of Strategic Marketing and Business Development at F. Hoffmann-La Roche Ltd. From 2000-2009, Mr Burns was a Member of the Corporate Executive Committee of the Roche Group and from 2001-2009, he was CEO of Roche Pharmaceuticals. During this time, Mr Burns had significant involvement in the privatisation of Genentech, the integration of Boehringer Mannheim and the negotiations that resulted in Roche becoming a majority owner of Chugai Pharmaceuticals in Japan. Mr Burns has been a non-executive Director of Chugai Pharmaceuticals (2001-2014), Genentech (2004-2014), Roche (2010-2014), and Shire Pharmaceuticals plc since 2010, most recently as Senior Independent Non-Executive Director. His other key appointments in healthcare include roles as Vice Chairman, Vestergaard, Governor and Trustee for Wellcome Trust, Trustee for the Institute of Cancer Research, London, and Scientific Advisory Board Member for the University of Cologne/Bonn Center for Integrated Oncology.

Mesoblast Chairman Brian Jamieson said: “As the Company has multiple advanced product candidates approaching commercialization, we are very pleased that Bill Burns has agreed to expand his role on the Board to focus on delivery of optimal transactional outcomes.”

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880-2060

E: schond.greenway@mesoblast.com

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176